UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 17, 2015

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants’ Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

This Form 6-K/A amends the Form 6-K filings identified below (collectively, the “Amended Filings”) that have been made by the Registrants:

Date of filing	SEC Accession number
March 24, 2015	0001193125-15-102831
April 1, 2015	0001193125-15-115652
May 5, 2015	0001193125-15-170031
May 5, 2015	0001193125-15-170186
May 5, 2015	0001193125-15-170838
May 6, 2015	0001193125-15-174634
May 8, 2015	0001193125-15-178217
May 8, 2015	0001193125-15-178221
May 8, 2015	0001193125-15-178198
May 20, 2015	0001193125-15-194407
May 26, 2015	0001193125-15-199693
June 9, 2015	0001193125-15-217075
June 10, 2015	0001193125-15-219142
June 15, 2015	0001193125-15-222449
June 17, 2015	0001193125-15-225424

Each of the Amended Filings is hereby amended by adding thereto the following statement:

This Form 6-K is hereby incorporated by reference into the registration statement of UBS Group AG on Form F-4 (Registration Number 333-199011) and into each prospectus outstanding thereunder.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

UBS AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

Date: July 17, 2015